

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 18, 2025

Guido Baechler
Chief Executive Officer
Mainz Biomed N.V.
Robert Koch Strasse 50
55129 Mainz
Germany

> **Re: Mainz Biomed N.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 15, 2025**
> **CIK No. 0001874252**

Dear Guido Baechler:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Tim Dockery, Esq.